UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Press Release dated June 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2025	Baiya International Group Inc.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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